BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 44 of August 23rd, 2021, announces to its shareholders and the market that it received on July 18th, 2023 a notice from BlackRock, Inc. (“BlackRock”), informing that it disposed common shares issued by BRF and that on July 13th, 2023, it now holds 53,294,995 common shares, 4,400,885 American Depositary Receipts ("ADRs") representing 4,400,885 common shares, totaling 57,695,880 common shares, representing approximately 3.429% of the total common shares issued by the Company and 8,363,626 cash-settled derivative financial instruments referenced in common shares, representing approximately 0.497% of the total common shares issued by the Company. Also, on the same date, the Company received notification from SALIC International Investment Company ("SALIC"), informing about the acquisition of a relevant interest in securities issued by BRF, and, on July 18, 2023, as a result of the settlement of the Investment Commitment (as defined in the notification), SALIC holds 180,000,000 common shares issued by the Company, representing approximately 10.70% of the total common shares issued by the Company.

BlackRock and SALIC further stated that (i) the objective of the above-mentioned shareholding interest is strictly for investment purposes and that it has no intention to change the Company’s control nor its management structure; and (ii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by BlackRock or by SALIC.

The original copies of the correspondence sent by BlackRock and SALIC are attached.

São Paulo, July 19th, 2023

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer